                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                       __________________________________


                                   FORM 11-K

                       __________________________________

         (Mark One)
[X]      ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         FOR THE TRANSITION PERIOD FROM _______________ TO _______________
                                  COMMISSION FILE NUMBER 0-14376

         A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                               ORACLE CORPORATION
                       401(K) SAVINGS AND INVESTMENT PLAN

         B. NAME OF ISSUER OF THE SECURITIES PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                           ORACLE SYSTEMS CORPORATION
                               500 ORACLE PARKWAY
                           REDWOOD SHORES, CA  94065




                  The Index to Exhibits appears on page ____.
                                 Page 1 of ____

                           ORACLE CORPORATION
                           401(k) SAVINGS AND INVESTMENT PLAN

                           FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1993 AND 1992
                           TOGETHER WITH AUDITORS' REPORT

                               ORACLE CORPORATION

                       401(k) SAVINGS AND INVESTMENT PLAN

                                 EIN 94-2422637

                                    PLAN 001


                                     INDEX


                                                                               Page
                                                                               ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

   Statement of Net Assets Available for Benefits as of
     December 31, 1993                                                           1

   Statement of Net Assets Available for Benefits as of
     December 31, 1992                                                           2

   Statement of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 1993                                        3

   Notes to Financial Statements as of December 31, 1993                         4

SCHEDULES

   Schedule of Assets Held for Investment Purposes as of
     December 31, 1993                                                           8

   Schedule of Loans or Fixed Income Obligations as of
     December 31, 1993                                                           9

   Schedule of Reportable Transactions for the Year Ended
     December 31, 1993                                                          10

                    Report of Independent Public Accountants



To the Plan Administrators of
  Oracle Corporation 401(k) Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of Oracle Corporation 401(k) Savings and Investment Plan as of December 31, 1993 and 1992, and the related statement of changes in net assets available for benefits for the year ended December 31, 1993. These financial statements and the schedules referred to below are the responsibility of the Plan Administrators. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in its net assets available for benefits for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the accompanying index are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.





San Jose, California
June 28, 1994

                               ORACLE CORPORATION

                       401(k) SAVINGS AND INVESTMENT PLAN

                                 EIN 94-2422637

                                    PLAN 001

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                               DECEMBER 31, 1993



                                                                                                                Oracle
                                                       Merrill        Merrill       Merrill       Merrill       Systems
                                                        Lynch          Lynch         Lynch         Lynch      Corporation
                                                     Guaranteed    Institutional    Capital       Pacific       Common
                                           Total        Fund           Fund          Fund          Fund         Stock
                                        -----------  -----------   -------------  -----------  ------------  ------------
ASSETS
- - ------
INVESTMENTS, at fair value:
  Oracle Systems Corporation Common
    Stock                               $16,573,887  $      --     $      --      $     --     $      --      $16,573,887
  Merrill Lynch Institutional Fund          354,066                     354,066
  Merrill Lynch Capital Fund             16,657,997         --            --       16,657,997         --            --
  Merrill Lynch Pacific Fund              9,787,715         --            --            --        9,787,715         --
  Merrill Lynch Guaranteed Fund          10,371,006    10,371,006         --            --            --            --
  Cash equivalents                        1,311,486       417,247       385,057       197,382       165,748       146,052
  Loans to members                        1,096,171       202,500       282,581       196,584       106,404       308,102
                                        ------------  ------------  -------------  ------------  -----------  ------------
         Total investments               56,152,328    10,990,753     1,021,704    17,051,963    10,059,867    17,028,041
CASH                                      6,021,431         --        6,021,431         --            --            --
                                        -----------   -----------   -----------    -----------   ----------   -----------
TOTAL PLAN ASSETS                        62,173,759    10,990,753     7,043,135    17,051,963    10,059,867    17,028,041
LIABILITIES                                   --            --            --            --            --            --
                                        ------------  ------------  -----------  ------------  -----------  ------------
NET ASSETS AVAILABLE FOR BENEFITS       $62,173,759   $10,990,753    $7,043,135   $17,051,963   $10,059,867   $17,028,041
                                        ===========   ===========    ==========   ===========   ===========   ===========

        The accompanying notes are an integral part of this statement.

                               ORACLE CORPORATION

                       401(k) SAVINGS AND INVESTMENT PLAN

                                 EIN 94-2422637

                                    PLAN 001

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                               DECEMBER 31, 1992


                                                                                                                   Oracle
                                                       Merrill        Merrill          Merrill       Merrill      Systems
                                                        Lynch          Lynch            Lynch         Lynch     Corporation
                                                     Guaranteed    Institutional       Capital       Pacific       Common
                                         Total          Fund            Fund             Fund         Fund          Stock
                                      -----------    ----------      ----------      -----------    ----------    ----------

ASSETS
- - ------

INVESTMENTS, at fair value:
  Oracle Systems Corporation
    Common Stock                      $ 8,074,645    $     -         $     -         $      -       $     -       $8,074,645
  Merrill Lynch Institutional Fund      6,868,471          -          6,868,471             -             -             -
  Merrill Lynch Capital Fund           10,533,617          -               -          10,533,617          -             -
  Merrill Lynch Pacific Fund            5,157,601          -               -                -        5,157,601          -
  Merrill Lynch Guaranteed Fund         7,550,610     7,550,610            -                -             -             -
  Cash equivalents                        158,945        (4,481)         12,572            4,389         5,437       141,028
  Loans to members                        592,770        91,763         232,863           78,302       100,069        89,773
                                      -----------    ----------      ----------      -----------    ----------    ----------
          Total investments            38,936,659     7,637,892       7,113,906       10,616,308     5,263,107     8,305,446

CONTRIBUTIONS RECEIVABLE                  300,547        69,646          36,169          102,358        49,953        42,421
                                      -----------    ----------      ----------      -----------    ----------    ----------
TOTAL PLAN ASSETS                      39,237,206     7,707,538       7,150,075       10,718,666     5,313,060     8,347,867

LIABILITIES                                  -             -               -                -             -             -
                                      -----------    ----------      ----------      -----------    ----------    ----------
NET ASSETS AVAILABLE FOR BENEFITS     $39,237,206    $7,707,538      $7,150,075      $10,718,666    $5,313,060    $8,347,867
                                      ===========    ==========      ==========      ===========    ==========    ==========

        The accompanying notes are an integral part of this statement.

                                           ORACLE CORPORATION
                                  401(k) SAVINGS AND INVESTMENT PLAN
                                             EIN 94-2422637
                                                PLAN 001
                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                  FOR THE YEAR ENDED DECEMBER 31, 1993





                                                                                                                         Oracle
                                                               Merrill        Merrill      Merrill       Merrill         Systems
                                                                Lynch          Lynch        Lynch         Lynch        Corporation
                                                             Guaranteed    Institutional   Capital       Pacific         Common
                                                  Total         Fund           Fund         Fund          Fund            Stock
                                               -----------   -----------    ----------   -----------   -----------     -----------

ADDITIONS:
  Contributions                                $13,578,642   $ 2,821,078   $1,401,171    $ 4,713,638   $ 2,222,176     $ 2,420,579
  Rollover contributions from members            2,375,311       622,316      150,546        848,846       321,365         432,238
                                               -----------   -----------   ----------    -----------   -----------     -----------
                                                15,953,953     3,443,394    1,551,717      5,562,484     2,543,541       2,852,817
                                               -----------   -----------   ----------    -----------   -----------     -----------
  Investment income-
    Dividends                                    1,825,504       535,220      213,186      1,044,357        28,764           3,977
    Interest                                         5,272         --           --             3,162         2,110          --
                                               -----------   -----------   ----------    -----------   -----------     -----------
                                                 1,830,776       535,220      213,186      1,047,519        30,874           3,977
                                               -----------   -----------   ----------    -----------   -----------     -----------
   Net realized and unrealized appreciation
    in fair value of investments                10,417,453       --            --            728,244     1,924,091       7,765,118
                                               -----------   -----------   ----------    -----------   -----------     -----------
        Total additions                         28,202,182     3,978,614    1,764,903      7,338,247     4,498,506      10,621,912

DEDUCTIONS:
  Distribution of benefits to members            5,265,629     1,208,754      754,678      1,362,296       592,242       1,347,659
                                               -----------   -----------   ----------    -----------   -----------     -----------
         Net additions                          22,936,553     2,769,860    1,010,225      5,975,951     3,906,264       9,274,253

TRANSFERS BETWEEN INVESTMENT OPTIONS                --           513,355   (1,117,165)       357,346       840,543        (594,079)
                                               -----------   -----------   ----------    -----------   -----------     -----------
         Net increase (decrease)                22,936,553     3,283,215     (106,940)     6,333,297     4,746,807       8,680,174

NET ASSETS AVAILABLE FOR BENEFITS AT
  BEGINNING OF YEAR                             39,237,206     7,707,538    7,150,075     10,718,666     5,313,060       8,347,867
                                               -----------   -----------   ----------    -----------   -----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                               $62,173,759   $10,990,753   $7,043,135    $17,051,963   $10,059,867     $17,028,041
                                               ===========   ===========   ==========    ===========   ===========     ===========



              The accompanying notes are an integral part of this statement.

                               ORACLE CORPORATION

                       401(k) SAVINGS AND INVESTMENT PLAN


                                 EIN 94-2422637

                                    PLAN 001

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1993



1.        THE PLAN:

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Oracle Systems Corporation (the "Company") established the Oracle Corporation 401(k) Savings and Investment Plan effective January 1, 1986. Effective January 1, 1990, the plan was restated as the Oracle Corporation 401(k) Savings and Investment Plan (the "Plan"). The Plan, as restated, allows participants to invest in the common stock of Oracle Systems Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

All employees regularly scheduled to work a minimum of thirty hours per week on the domestic payroll of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the Plan on the first quarterly entry date following their date of hire. The Company may, at its sole discretion, amend or terminate the Plan. The Plan is administered by plan administrators appointed by the Company. Merrill Lynch Trust Company (the "Trustee" or "Merrill Lynch") serves as trustee of the Plan. The Plan pays investment transaction fees directly, while the Company pays for other administrative fees of the Plan.

Participants may elect to defer up to 15% of their annual compensation to the Plan. Annual additions to each member's account are limited, based upon Internal Revenue Service regulations. For the Plan years ended December 31, 1993 and 1992, the IRS maximum allowable contributions were $8,944 and $8,728, respectively.

Generally, contributions made in accordance with the Plan and the earnings on those contributions will not be treated as taxable income to the participants until such amounts are distributed and received by the participants as allowed by Section 401(k) of the Internal Revenue Code.

Contributions are fully vested and nonforfeitable. Each participant has the right to direct the investment of such contributions and may borrow from their participant accounts in accordance with Plan guidelines.

The Plan allows for five investment options as follows:

          1.        Oracle Systems Corporation Common Stock--Contributions to
                    ---------------------------------------
                    this fund are used to purchase common stock of the Company. No cash dividends have been declared or paid by the Company.

          2.        Merrill Lynch Guaranteed Fund--Contributions to this fund
                    -----------------------------
                    are invested in guaranteed investment contracts and since April 1, 1992, also in money market and other short-term instruments.

          3.        Merrill Lynch Institutional Fund--Contributions to this
                    --------------------------------
                    fund are invested in short-term money market instruments such as Treasury Bills, certificates of deposit and commercial paper.

          4.        Merrill Lynch Capital Fund--Contributions to this fund are
                    --------------------------
                    invested in various common stocks, bonds and money market instruments.

          5.        Merrill Lynch Pacific Fund--Contributions to this fund are
                    --------------------------
                    invested primarily in securities of companies located in the Far East and Western Pacific. This fund seeks long-term capital appreciation.

In addition, as disclosed below, participants may borrow from their accounts in accordance with the Plan agreement.

Hewitt Associates, the recordkeeper of the Plan, maintains individual investment accounts for all participants and provides participants with periodic activity statements.

Generally, distributions are made only upon termination of employment or for reasons of retirement, death or disability. However, withdrawals may be made in the event of certain other conditions as specified in the Plan, such as financial hardship or termination of the Plan. Approximately $80,000 and $991,000 of net assets available for benefits was in the process of being distributed at December 31, 1993 and 1992, respectively, based upon requests from participants.

The Plan specifies criteria whereby participants can obtain loans against their account balances. Generally such loans must be for at least $1,000, cannot exceed $50,000, bear interest at the Eleventh District cost of funds plus two points (5.9% at December 31, 1993) and generally become due in five to ten years.

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

General

The accounts of the Plan are maintained on the cash basis of accounting. The accompanying statements of net assets available for benefits and statement of changes in net assets available for benefits include all material adjustments necessary to present them on the accrual basis of accounting.

Cash Equivalents


Cash equivalents consist of funds invested in Merrill Lynch cash management accounts.

Valuation of Investments


Investments are stated at fair value, defined as follows: Investments in Oracle Systems Corporation's common stock are valued at the closing price of the stock as of the end of the Plan year as reported by the NASDAQ national market system. Investments in the Merrill Lynch Institutional Fund, Capital Fund and Pacific Fund are valued at the closing market price as of the end of the Plan year. Investments in the Merrill Lynch Guaranteed Fund are valued at the amount contributed plus interest earned less withdrawals for insurance contracts and at the last reported sales price as of the end of the Plan year for money market and other short-term investments.

The net realized and unrealized appreciation in the fair value of investments in the accompanying statements of changes in net assets available for benefits reflects the net difference between the market value and cost of investments bought and sold as well as held and distributed during the year.

3.        POTENTIAL CLASS ACTION RECOVERY:

The Plan is a member of a plaintiff's class in a class action and stockholder derivative lawsuit filed against the Company on or after March 29, 1990. The class action was brought by and on behalf of purchasers of the Company's common stock during the period July 11, 1989 through September 26, 1990. On February 1, 1993, all parties entered into agreements to settle the class action lawsuit and certain derivative suits. No estimate of the potential amount to be realized by the Plan has been determined as the net amount remaining after payments of legal expenses and other costs is not yet known. Consequently, the amount of potential settlement proceeds to the Plan as of December 31, 1993 has not been included in the accompanying financial statements.

4.        INCOME TAXES:

The trust established under the Plan is qualified under the Internal Revenue Code as exempt from Federal income taxes. Although the Plan has a favorable determination letter from the Internal Revenue Service ("IRS"), it has not yet been updated for the 1990 restatement. The Company and its counsel are of the opinion that the Plan is designed and being operated in accordance with applicable IRS requirements and, therefore, the trust continues to be tax-exempt.

5.        SUBSEQUENT EVENT:

The Company's 401(k) committee voted during the year to transfer the plan assets from Merrill Lynch Funds to Fidelity Investment Funds. Fidelity assumed responsibility for both trustee and recordkeeper responsibilities as a result of this transition. The transition of the funds was effective January 4, 1994. In conjunction with the change in trustees, the 401(k) committee approved certain changes to the Plan, including allowing employees to enter the Plan or change their contribution percentage on a monthly basis; implementing employer matching contributions equal to 50% of the employee's first 6% in contributions, and vesting for breaks-in-service and expatriates. If approved by the Company's Board of Directors, then the changes may be effective as of January 1, 1994.

                               ORACLE CORPORATION

                       401(k) SAVINGS AND INVESTMENT PLAN

                                 EIN 94-2422367

                                PLAN NUMBER 001

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1993




                                                                                                               (e)
                        (b)                                     (c)                         (d)              Current
 (a)            Identity of Issue                           Description                     Cost              Value
 ---    ---------------------------------            --------------------------          -----------        -----------
  *     Merrill Lynch CMA Money Fund                 1,311,486 shares of money
          and Government Securities Fund               market investments                $ 1,311,486        $ 1,311,486
  *     Oracle Systems Corporation                   572,383 shares of common
                                                       stock                               5,463,572         16,573,887
  *     Merrill Lynch Institutional Fund             354,066 shares of mutual
                                                       fund investments                      354,066            354,066
  *     Merrill Lynch Capital Fund                   600,263 shares of mutual
                                                       fund investments                   16,275,525         16,657,997
  *     Merrill Lynch Pacific Fund                   464,960 shares of mutual
                                                       fund investments                    8,784,532          9,787,715
  *     Merrill Lynch Guaranteed Fund                10,371,006 shares of
                                                       mutual fund investments            10,371,006         10,371,006
  *     Participant Loans                            6% - 13% interest, secured
                                                       by account balance                  1,096,171          1,096,171
                                                                                         -----------        -----------
                                                                                         $43,656,358        $56,152,328
                                                                                         ===========        ===========

* Party-In-Interest

                               ORACLE CORPORATION

                      401(k) SAVINGS AND INVESTMENT PLAN

                                 EIN 94-2422367

                                PLAN NUMBER 001

                  ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME

                      OBLIGATIONS AS OF DECEMBER 31, 1993

                                                              Amount Received During 1993           (f)
                                                (c)           ---------------------------     Unpaid Principal
                     (b)                      Original             (d)           (e)           Balance as of
(a)    Identity and Address of Obligor      Amount of Loan      Principal      Interest          12/31/93
- - ---    -------------------------------      --------------      ---------      --------       ----------------
       Bockoven, John                          $18,000           $1,301         $1,183             $16,699
       1010 Alameda De Las Pulgas #49
       San Mateo, CA 91403

       Cassidy, Pete                            $8,000             $286           $101              $7,714
       2300 Colleen Court
       Carrollton, TX 75007


                                                                        (g)
                                                                    Description                                  Amount Overdue*
                                          -------------------------------------------------------------         --------------------
                                          Loan Issue        Maturity      Interest        Type & Value             (h)        (i)
                                              Date            Date          Rate          of Collateral         Principal   Interest
                                          ----------        --------      --------        -------------         ---------   --------
       Bockoven, John                       11/11/92        11/30/92        6.8050%    401(k) account balance    $16,699    $5,655
       1010 Alameda De Las Pulgas #49
       San Mateo, CA 91403*

       Cassidy, Pete                         6/17/93         6/30/98        6.1710%    401(k) account balance    $7,714     $1,206
       2300 Colleen Court
       Carrollton, TX 75007



*  These loans will be reported as distributions in 1994

                               ORACLE CORPORATION

                     401(k) SAVINGS AND INVESTMENT PLAN

                                 EIN 94-2422367

                                PLAN NUMBER 001

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                                    (f)                       (h)
                                     Number of                                    Expense                 Current Value   (i)
       (a)               (b)       Transactions       (c)         (d)      (e)    Incurred        (g)     of Asset on     Net
   Identity of       Description  ---------------  Purchase     Selling   Lease     with        Cost of   Transaction   Gain or
 Party Involved        of Asset   Purchases Sales    Price       Price   Rental  Transaction     Asset       Date       (Loss)
- - -------------------  ------------ --------- ----- ----------  ---------- ------  -----------  ----------- -----------  ---------

*Merrill Lynch CMA
 Money Fund and
 Government          Money Market
 Securities Fund     Investments     470     -    $28,831,860 $     -     $ -       $ -       $28,831,860 $28,831,860   $  -
                                      -     392        -       30,302,291   -         -        30,302,291  30,302,291      -

*Oracle Systems
 Corporation
 Common Stock        Common Stock     62     -      2,848,695       -       -         -         2,848,695   2,848,695      -
                                      -      23        -        2,116,302   -         -           707,027   2,116,302    1,409,275

*Merrill Lynch       Mututal Fund
 Institutional Fund  Investment       79     -      2,538,854       -       -         -         2,538,854   2,538,854      -
                                      -      68        -        9,411,205   -         -         9,411,205   9,411,205      -

*Merrill Lynch       Mutual Fund
 Capital Fund        Investment      106     -      7,317,041       -       -         -         7,317,041   7,317,041      -
                                      -      21        -        1,789,548   -         -         1,714,957   1,789,548       74,591

*Merrill Lynch       Mututal Fund
 Pacific Fund        Investment       70     -      3,842,916       -       -         -         3,842,916   3,842,916      -
                                      -      22        -        1,076,760   -         -         1,057,318   1,076,760       19,442

*Merrill Lynch       Mututal Fund
 Guaranteed Fund     Investment      312     -      5,176,844       -       -         -         5,176,844   5,176,844      -
                                      -      17        -         2,158,722  -         -         2,158,722   2,158,722      -


* Party-In-Interest

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Dated:  June 28, 1994


                                       ORACLE CORPORATION
                                       401(k) SAVINGS AND INVESTMENT PLAN



                                                /s/ Phillip Wilson
                                       ------------------------------------
                                                  PHILLIP WILSON
                                                    CHAIRPERSON
                                                      OF THE
                                             ADMINISTRATIVE COMMITTEE

                               INDEX TO EXHIBITS


Exhibit No.                                                  Sequential
  Number                    Description                       Page No.
- - ------------    ------------------------------------------   -----------
    23               Consent of Arthur Andersen & Co.
